UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 10, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933
Cumberland Pharmaceuticals Inc.
File No. 333-142535- CF#21657

_____

Cumberland Pharmaceuticals Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on May 1, 2007.

Based on representations by Cumberland Pharmaceuticals Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.3.1	through January 23, 2011
Exhibit 10.6.1	through April 1, 2010
Exhibit 10.9.1	through April 7, 2010
Exhibit 10.9.2	through April 7, 2010
Exhibit 10.9.3	through April 7, 2010
Exhibit 10.16	through December 30, 2011
Exhibit 10.21.1	through December 31, 2010
Exhibit 10.25	through February 6, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jeffrey P. Riedler
Assistant Director